January 24, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Investment Trust II
File No. 333-33607

Ladies and Gentlemen:

The undersigned, Nuveen Investment Trust II (the “Registrant”) and Nuveen Securities, LLC, the principal underwriter of Nuveen Symphony Low Volatility Equity Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, as amended, hereby respectfully request that the Securities and Exchange Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-33607) so that the same may become effective at 9:00 a.m., Eastern Time on January 27, 2017, or as soon thereafter as practicable.

Very truly yours,

NUVEEN INVESTMENT TRUST II

By:	/s/ Greg A. Bottjer
Greg A. Bottjer
Chief Administrative Officer

NUVEEN SECURITIES, LLC

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Managing Director and Assistant Secretary